UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39032

PROFOUND MEDICAL CORP.
(Translation of registrant's name into English)

2400 Skymark Avenue, Unit 6, Mississauga, Ontario L4W 5K5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of Profound Medical Corp. (File No. 333-280236), as amended and supplemented.

EXHIBIT INDEX

The following document is attached as an exhibit hereto and is incorporated by reference herein:

Exhibit	Title
99.1	Consent of Mintz LLP
99.2	Consent of Osler, Hoskin & Harcourt LLP
99.3	Press Release dated December 5, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFOUND MEDICAL CORP.
(Registrant)

Date: December 5, 2024	/s/ Rashed Dewan
Rashed Dewan
Chief Financial Officer